UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 15, 2002

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Thursday, 10 October 2002

New Coles Myer Chairman

Coles Myer today announced the appointment of Rick Allert as Chairman, effective from the conclusion of today's Board meeting (10 October 2002), on an ongoing basis.

Mr Allert, a CML director for seven years, will succeed Stan Wallis, who will retire as a director following the Annual General Meeting on 20 November 2002.

Mr Allert informed the Board that he was willing to accept the chairmanship on a long-term basis.

"While my first inclination was to accept the position for an initial period of six months, after reflection, I have come to the firm view that the Coles Myer Board and management need continuity and certainty in Board leadership going forward," Mr Allert said.

"I am committed to helping John Fletcher and his team achieve their five-year vision to become Australia's number one retailer.

"I am committed to working with directors to ensure that Coles Myer has a stable and unified Board which has a shared commitment to all shareholders."

Mr Allert paid tribute to outgoing Chairman, Mr Wallis.

"Stan has made a great personal commitment to the organisation over the last seven years. As Chairman for the past five years, Stan has steered Coles Myer through both very successful and more challenging times," he said.

*/*/*

More information:

Media: Scott Whiffin, 03 9829 5548

Analysts: Amanda Fischer, 03 9829 4521